UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                       FIRST TRANSACTION MANAGEMENT, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                             c/o CASTLE BISON, INC.
                          31200 Via Colinas, Suite 200
                           Westlake Village, CA 91362
                           Attn: Raul Silvestre, Esq.
                                 (818) 597-7552
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:

                            Richard A. Friedman, Esq.
                       Sichenzia Ross Friedman Ference LLP
                                   61 Broadway
                            New York, New York 10006
                      Tel:(212) 930-9700 Fax:(212) 930-9725
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                                October 21, 2008
                                -----------------
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

CUSIP: 337187108
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1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Potomac Investments, LLC
      EIN: 26-3300658
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
      (b)   |X|
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS

      WC
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) or 2(f) |_|

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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        NUMBER OF             7.    SOLE VOTING POWER           420,000
         SHARES               --------------------------------------------------
      BENEFICIALLY            8.    SHARED VOTING POWER
        OWNED BY              --------------------------------------------------
          EACH                9.    SOLE DISPOSITIVE POWER      420,000
        REPORTING             --------------------------------------------------
       PERSON WITH            10.   SHARED DISPOSITIVE POWER
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      27.71%
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.71% (based on 1,515,921 shares of Common Stock issued and outstanding)
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14.   TYPE OF REPORTING PERSON

      CO
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

Item 1. Security and Issuer

      The name of the issuer is First Transaction Management, Inc. (the "Issuer"), whose principal executive offices are located at 31200 Via Colinas, Suite 200 Westlake Village, CA 91362

Item 2. Identity and Background.

      This statement is being filed by Potomac Investments, LLC, ("Potomac Investments") a Delaware corporation whose business address is 9263 Wild Elk Place, Parker, Colorado, 80134. Potomac Investments is principally engaged in investing.

      Ralph Olson, the President of Potomac Investments has sole voting and dispositive power over the shares. Mr. Olson has his business address at 9263 Wild Elk Place, Parker, Colorado, 80134. Mr. Olson is a citizen of the United States.

      During the past five years, neither Potomac Investments nor Mr. Olson has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person received the securities covered by this statement pursuant to a Stock Subscription Agreement (the "Agreement") by and among First Transaction Management, a Delaware corporation (the "Company") and Potomac Investments., a Delaware corporation (the "Investor"). Pursuant to the Agreement the Investor purchased and the Company sold an aggregate of 420,000 shares of the Company's common stock, comprising approximately 27.71% of the issued and outstanding capital stock of the Company.

The Stock Subscription Agreement is also described in a current report on Form 8-K filed by the Issuer on October 23, 2008.

Item 4. Purpose of Transaction.

      The Reporting Person has acquired its holdings from certain shareholders concurrent with the purchase of the Shares pursuant to the Stock Subscription Agreement as described in Item 3 above.

      Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 420,000 shares, representing 27.71% of the outstanding shares on a fully diluted basis. The Reporting Person does not own any other securities of the Company.

(b) The Reporting Person has the sole power to vote and dispose of the 420,000 shares.

(c) The Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as disclosed herein and in the current report on Form 8-K filed by the Issuer on October 28, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.       Description of Exhibit

1 Form of Stock Subscription Agreement (the "Agreement") by and among the Issuer and the Reporting Person, incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on October 28, 2008.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2008


POTOMAC INVESTMENTS, LLC


By:    /s/Ralph Olson
       -------------------
       Name:   Ralph Olson
       Title:  President